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Genzyme Corporation

UBS Warburg

East Coast Biotechnology Biotech Bus Tour

August 11, 2003

Marriott Hotel, Cambridge, MA

Agenda

12: 30 pm	Guests arrive, lunch buffet

12: 45 pm	Sally J. Curley, Vice President, Investor Relations
Welcome, Safe Harbor, Genzyme Overview

12: 55 pm	Richard D. Murdock
Chairman, President and CEO, SangStat Medical Corp.
Overview Genzyme/SangStat Merger; 10 min Q&A

1: 15 pm	David Meeker, M. D. President, LSD/Thyrogen
LSD & Thyrogen update; 10 min. Q&A

2: 10 pm	John Butler, Sr. Vice President, General Manager, Renal
Renagel update; 15 min. Q& A

2: 45 pm	Ann Merrifield, President, Biosurgery
Synvisc overview; 10 min. Q&A

3: 30 pm	Adjourn

Forward-Looking Statements

These presentations contain forward-looking statements, including without limitation statements regarding:

•                  the effect of the completed consolidation of our tracking stock structure on our operations;

•                  our anticipated financial results for 2003, including product revenues, operating expenses and earnings per share;

•                  our manufacturing infrastructure and our manufacturing and commercialization plans;

•                  our projected product development, regulatory filing and action, commercialization and post-marketing timetables;

•                  the safety and efficacy of, and potential indications for, our products;

•                  our market estimates, including growth projections and assessments of competitive products; and

•                  our planned acquisition of SangStat Medical Corporation and the anticipated impact of the acquisition on our operations and financial results.

These statements are subject to risks and uncertainties, and our actual results may differ materially from those projected in the forward looking statements.  Those risks and uncertainties include:

•                  our ability to recognize efficiencies from the consolidation of our tracking stock structure, particularly through the management of expenses;

•                  our ability to successfully complete preclinical and clinical development of and post-marketing commitments for our products;

•                  the content and timing of submissions to and decisions made by the FDA and other regulatory agencies;

•                  the accuracy of our estimates of the size and characteristics of the markets to be addressed by our products and services, including growth projections, and our ability to identify additional patients for our products;

•                  our ability to execute our sales and marketing plans successfully, and the actual impact of the publication of the K/DOQI guidelines on Renagel sales;

•                  our ability to manufacture sufficient amounts of products for development and commercialization activities, and to manage our inventories;

•                  our ability to obtain, maintain and successfully enforce adequate patent and other proprietary rights protection of our products and services;

•                  the scope, validity and enforceability of patents and other proprietary rights held by third parties and their impact on our ability to commercialize our products and services;

•                  the scope of third-party reimbursement coverage for our products and services;

•                  our ability to establish and maintain strategic license, collaboration and distribution arrangements,

•                  the outcome of litigation relating to the consolidation of our tracking stock structure;

•                  the willingness of SangStat shareholders to tender their shares in the tender offer;

•                  the ability to consummate the acquisition on the terms contemplated;

•                  market acceptance of Thymoglobulin in expanded areas of use and in new geographic markets;

•                  the ability to obtain regulatory and third party consents, to the extent required for the acquisition;

•                  the ability to successfully integrate SangStat’s operations and programs following the acquisition;  and

•                  the risks and uncertainties described in Genzyme’s and SangStat’s SEC reports filed under the Securities Exchange Act of 1934, including in Exhibit 99.2 to our 2002 Annual Report on Form 10-K, in our Schedule TO filed on August 4, 2003 and under the heading “Risk Factors” in SangStat’s 2002 Annual Report on Form 10-K.

We undertake no obligation to update the forward-looking statements made today.

None of these presentations are a recommendation, an offer to purchase or a solicitation of an offer to sell shares of SangStat Medical Corporation common stock. Genzyme Corporation has not commenced the tender offer for shares of SangStat Medical Corporation common stock described in this announcement. Upon commencement of the tender offer, Genzyme Corporation will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, SangStat Medical Corporation will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D- 9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at www. sec. gov , or from Genzyme Corporation by directing a request to Genzyme Corporation, One Kendall Square, Cambridge, MA 02139, Attention: Investor Relations, or from SangStat Medical Corporation by directing a request to SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555, Attention: Corporate Communications.

Genzyme’s Acquisition of

SangStat Medical Corporation

SangStat Medical Corporation

•                  Global company focused on immunology, autoimmune, hematology/oncology and immunosuppression

•                  Two drug discovery technologies (RDP & THP)

•                  2002 revenues = $120.1M; $0.24/share

•                  2002 global Thymoglobulin® franchise = $77.4M

•                  Includes Lymphoglobulin® ex-U. S.

•                  2002 cash and equivalents = $97.5M

SangStat Medical Acquisition

•                  All cash tender offer

•                  Expected to close September 2003

•                  $22.50/share, 26.5M shares outstanding

•                  Expected EPS Impact to Genzyme

•                  Dilutive to 2003/2004 GAAP earnings

•                  Neutral to slightly accretive to non-GAAP EPS thru 2004

•                  Subject to clearance under Hart-Scott Rodino Act

Strong Strategic Fit

For SangStat:

•                  Provides breadth and depth beyond existing R&D and commercialization infrastructure

•                  Accelerates growth of lead product; advances pipeline into new indications

For Genzyme:

•                  Adds growing product – Thymoglobulin – with significant opportunities for expansion into new geographies, disease states

•                    RDP58 and THP (Therapeutic Human Polyclonals, Inc.) collaboration deepens Genzyme’s existing portfolio in immune-mediated diseases

•                  Creates strong natural synergies in renal disease physician call points

SangStat Marketed Products

•                  Thymoglobulin (anti-thymocyte globulin, rabbit)

•                  Leading polyclonal antibody product for the treatment of acute organ rejection in renal transplant patients

•                  Approved ex-U.S. for prevention and treatment of graft rejection, severe aplastic anemia, graft v. host disease

•                  2002 worldwide revenues $77.4M

•                  Genzyme plans to grow product through:

•                  Label expansion into induction, BMT areas

•                  Significant geographic expansion

Thymoglobulin Market Share

U. S. IMS $ Sales

[CHART]

SangStat’s Other Marketed Products

•                  Gengraf™ (cyclosporine) – chronic therapy for prevention of organ rejection in kidney, liver and heart allogeneic transplants

•                  Celsior® – storage solution for organs after removal from donor

SangStat Pipeline

•                  RDP58 – an oral TNF- alpha, interferon gamma, IL-2, IL-12 inhibitor with broad potential use as anti- inflammatory

•                  Preliminary Phase 2 results:

•                  Ulcerative Colitis - statistically significant response and remission rates

•                  Crohn’s – no statistically significant results, will continue to explore

•                  Pulmonary Fibrosis – promising preclinical results

SangStat Product Pipeline

[CHART]

Genzyme’s Acquisition of
SangStat Medical Corporation

Q&A Session